Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Partners

Host Hotels and Resorts, L.P.:

We consent to the use of our report dated March 3, 2006, except as to notes 1, 10, 12, 16, 19, and 20, which are as of June 13, 2006, with respect to the consolidated balance sheets of Host Hotels & Resorts, L.P. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, partners’ capital and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule of real estate and accumulated depreciation, and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

McLean, Virginia

June 16, 2006